

Mail Stop 3561

May 26, 2009

Via U.S. Mail and Facsimile

Steve Adelstein
Chairman, President, Secretary and Treasurer
Thewebdigest Corp.
5100 West Copans Road, Suite 710
Margate, FL 33063

> **Re: Thewebdigest Corp.**
> **Amendment No. 9 to Form S-1**
> **Filed May 11, 2009**
> **File No. 333-151485**

Dear Mr. Adelstein:

We have reviewed your responses to the comments in our letter dated April 13, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

General

1. Although we note that you have provided financial information under "Selected Consolidated Financial Data" for the three months ended March 31, 2009, we are unable to locate corresponding financial statements for that period. In your next amendment, please update to provide financial information as required by Rule 8-08 of Regulation S-X.

2. In addition, revise the Management's Discussion and Analysis section to discuss and provide a comparative analysis of your results of operations for the applicable fiscal periods. Refer to Item 303(a)(3) of Regulation S-K.

About Us, page 2

3. In the first few paragraphs of this section, please disclose your cash on hand as of the most recent practicable date as well as your revenues and net loss for the most recently audited period and stub period. In addition, please disclose within the opening few paragraphs of this section that you have received a going concern opinion from your auditors.

4. We note your response to prior comment 4. Please revise the last sentence of the first paragraph on page 4 to clarify, if true, that you ultimately have the responsibility *of obtaining* approval for the content on your web portals. Similarly revise on page 33.

Use of Proceeds, page 17

5. We note your response to prior comment 5 and your revised agreement filed as Exhibit 10.1. Please revise the third sentence of the second paragraph of this section to state that the first installment of $15,000 will be payable on March 31, 2009 or thirty days after the offering becomes effective, whichever is later. In addition, delete the reference to "at completion (on or before April , 2009)," since this is no longer accurate. Also, please clarify, if true, that the payment has not been made to the independent contractor and, as such, it will be paid thirty days after the offering becomes effective because March 31, 2009 has already passed. Make similar revisions on page 6 and page 23.

6. Please explain to us the discrepancy between the disclosure in Exhibit 10.1 that 50% of the total balance of US $30,000 is due within thirty days of the *filing* of your Form S-1 and your disclosure throughout your filing that 50% of the balance is payable thirty days after the Form S-1 becomes *effective*. Please revise for consistency.

Management's Discussion and Analysis or Plan of Operation, page 21

7. We note your response to prior comment 6 and reissue. Please provide us with legal analysis supporting your statement that if you do not benefit directly from any sales of products or endorsements, the damages for copyright violations will be mitigated because you acted in good faith and should not be material in amount if the claimant prevails. Explain why you believe that damages for infringement would be measured by the financial benefit to you, rather than by the financial harm to the intellectual property holder. Also, provide us with support for your belief that you will not benefit directly from endorsements in light of the fact that your business strategy depends upon the sale of sponsorship rights to the web portals. Alternatively, you may delete this statement.

8. We note your response to prior comment 7. Please revise to discuss how you intend to pay the anticipated cost of $500 per month to promote your web portals prior to obtaining sponsors.

Strategy and Products, page 31

9. We note your response to prior comment 8 and reissue in part. Please revise at page 32 to discuss the drawbacks of limiting the number of sponsors to five. Also, please discuss specific factors that might cause you to increase or decrease the number of sponsors on each web portal.

10. We note that in response to prior comment 9 you provided us with additional disclosure regarding your independent contractor's standard procedures for obtaining proper permission to display content on your web portals. Please also provide disclosure regarding the defined checklist you will use to double-check your independent contractor's approval process, including a description of the specific items checked.

11. We note your response to prior comment 10. Please revise your disclosure on page 34 to clarify the meaning of the phrase "personalized in lifestyle." Do you mean that the subject matter will be personalized for each individual web user? Also, please revise the second paragraph on page 34 to provide examples of the data that is *indirectly* related to the subject matter of the web portal.

Summary Compensation Table, page 38

12. You have disclosed that the Summary Compensation Table presents executive compensation information for the period from "September 17, 2009 through March 31, 2009." Please note that the table should present executive compensation information for the most recently ended fiscal year. Revise your disclosure accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel H. Morris
Attorney-Advisor

cc: Fax: (954) 974-5720